SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 8)1

                          INTERPLAY ENTERTAINMENT CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    460615107
                                 (CUSIP Number)

                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                          Chatsworth, California 91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 6, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.460615107                   13D/A                    Page 2 of 6 Pages
------------------                                            -----------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Titus Interactive SA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                     Not Applicable (See Response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             31,819,354 (See Response to Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             31,819,354 (See Response to Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,819,354 (See Response to Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.51% (See Response to Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.460615107                   13D/A                    Page 3 of 6 Pages
------------------                                            -----------------


ITEM 1.    SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

        The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a citizen of France.

NAME                                  TITLE

Herve Caen                            President Directeur General and Chairman
                                         of the Board of Directors
Eric Caen                             President and Director
Michel Henri Vulpillat                Director
Louis-Robert Blanco                   Executive Vice President and Director
Leon Aaron Ben Yaya                   Director

        The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting.

        During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amendment No. 8 to Schedule 13D does not report any additional purchases of Common Stock or other securities of the Issuer. The source of the consideration for the prior purchases of Common Stock and other securities of the Issuer reported hereon was the working capital of the Reporting Person, some of which was acquired through a public offering of the Reporting Person's securities in France consummated, in part, for the purpose of raising money to acquire the Common Stock. Additional purchases may be funded from the Reporting Person's working capital and/or from capital that may be raised from investors.

ITEM 4.    PURPOSE OF THE TRANSACTION.

        The Reporting Person has previously reported its nomination of five directors for election at the Issuer's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting"), its intent to elect a majority of the Board of Directors at the 2001 Annual Meeting and its intent to attempt to make changes in the senior management of the Issuer. Following this announcement, the Reporting Person has negotiated with the Board of Directors an immediate adjustment to the composition of the Board of Directors and a mutually agreeable slate of nominees to be recommended for election at the 2001 Annual Meeting.

        On September 5, 2001, the Reporting Person, the Issuer and Richard Lehrberg, Robert Sirotek, Brian Fargo, Stanley Roach and Kevin Baxter (the "Issuer Designated Directors") entered into a support agreement (the "Support Agreement"), which was completed on September 6, 2001. As a condition to the obligations of the Reporting Person under the Support Agreement, Robert Sirotek, Richard Lehrberg and Stanley Roach resigned from the Board of Directors of the Issuer, and the remaining directors appointed Nathan Peck, Michel Henri Vulpillat and Michel Welter to the Board of Directors to fill the vacancies caused by the resignations of Messrs. Sirotek, Lehrberg and Roach. Additionally, to satisfy conditions to the obligations of the Reporting Person under the Support Agreement, the Issuer appointed Nathan Peck as its interim Chief Administrative Officer, and the Issuer amended its Bylaws to provide that the number of directors of the Issuer may be fixed (within the range of 7 to 9 directors set forth in the Issuer's Certificate of Incorporation) by the vote of a majority of the directors. Previously, a change in the number of directors required the unanimous approval of the Issuer's entire Board of Directors. Under the Support Agreement, the Issuer agreed to recommend a vote for and solicit proxies for the election of Herve Caen, Eric Caen, Nathan Peck, Michel Welter, Brian Fargo and Michel Henri Vulpillat (the "Continuing Directors") as Directors of the Issuer at the 2001 Annual Meeting.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        As of September 7, 2001, the Reporting Person beneficially owned 31,819,354 shares of Common Stock, or approximately 55.51% of the shares of Common Stock outstanding. Of these shares, the Reporting Person: (i) had sole power to vote or to direct the vote of 31,819,354 shares, and (ii) had sole power to dispose or to direct the disposition of 31,819,354 of these shares. Included within the 31,819,354 shares of Common Stock beneficially owned by the Reporting Person are (a) 460,298 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of warrants, and (b) 11,884,295 shares of Common Stock which the Reporting Person may acquire upon the conversion of its 383,354 shares of Series A Preferred Stock. The shares of Series A Preferred Stock vote with the Common Stock on an as converted basis, subject, however, to a maximum of 7,619,047 votes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The responses to Item 6 contained in the Reporting Person's initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. Other than the Support Agreement described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.    DESCRIPTION OF EXHIBIT

99.1 Support Agreement, dated as of September 5, 2001, by and among the Issuer, the Reporting Person, and Stanley Roach, Robert Sirotek, Richard Lehrberg, Keven Baxter and Brian Fargo.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001

                                    TITUS INTERACTIVE SA, a French corporation

                                    By:     /S/ HERVE CAEN
                                            ----------------------------------
                                            Herve Caen
                                    Its:    President Directeur General and
                                            Chairman of the Board of Directors